Filed by Panacea Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Panacea Acquisition Corp.

Commission File No.: 001-39351

Investors bring $500M to the Nuvation-Panacea merger

BioWorld

October 21, 2020

By Lee Landenberger

Nuvation Bio Inc. and Panacea Acquisition Corp., a special purpose acquisition company (SPAC) sponsored by Ecor1 Capital, said they will merge, with the combined company to be renamed Nuvation.

SPACs are a hot item this year, as they are expected to raise more than all the regular IPOs combined. Part of the appeal is speed. They are designed to get companies to the public markets faster than IPOs.

That’s a route that appealed to David Hung, Nuvation’s founder, president and CEO.

“I like SPACs,” he told BioWorld. “I was familiar and comfortable with the process. They are very efficient. You can close a financing much faster than with a traditional IPO. That way you can spend much more time on what’s important, which is developing drugs for patients.”

Hung was a co-founder, CEO and president of Medivation Inc., which Pfizer Inc. snapped up in 2016 for $14 billion in an all-cash deal. It was Medivation that developed Xtandi (enzalutamide) for treating advanced prostate cancer and talazoparib, a PARP inhibitor approved by the FDA in 2018 as Pfizer’s Talzenna for treating patients with deleterious or suspected deleterious germline BRCA-mutated, HER2-negative locally advanced or metastatic breast cancer.

Once the merger is completed, which is expected to be in the first quarter of 2021, Nuvation said it will have more than $850 million in cash resources. The company also said it plans to further develop its drug-drug conjugate platform targeting hormone-driven cancers such as prostate, breast and ovarian cancers. Investors are bringing in a little more than $500 million at $10 per share to the combined company. Panacea already has about $144 million in its trust.

The lead investor is Ecor1 Capital, an existing Nuvation Bio shareholder that said it will invest $50 million, including its $25 million forward purchase agreement.

Nuvation said it will use the proceeds to steer its oncology-based cyclin-dependent kinase inhibitor, BET inhibitor, WEE1 inhibitor and adenosine A2A receptor inhibitor programs toward the clinic. The INDs will be staggered roughly a year apart.

The cyclin-dependent kinase inhibitor, NUV-422, is a potential treatment for high-grade glioma and for metastatic brain tumors. On Oct. 13, Nuvation said the FDA accepted the IND for NUV-422. In the first quarter of 2021, Nuvation said it plans to take the therapy into the clinic for an open-label, phase I/II dose-escalation and multiple expansion cohort study of about 80 adults with recurrent or refractory high-grade gliomas. Top-line data are expected in 2022.

The BET program, NUV-868, is being developed to treat acute myeloid leukemia. The WEE1 program, NUV-569, is for treating pancreatic cancer.

Hung said the merger was done on Zoom, a process made easier because he has known many of the principals at Panacea for a decade. There are elements of working remotely and using virtual meetings that are very efficient, he said, but the human side of the collaboration, in-person meetings, is an upside that now often goes by the wayside.

“I hope the world goes back to a combination of the two,” he added.

Nuvation, like Medivation, has the word “innovation” as its root, Hung said, placing emphasis on discovering and developing therapies that are new and helpful. He’s developed a few during his time in the business and he noted that “patients don’t need more drugs. They need better drugs to address their needs.”

Nearly a year ago, on Oct. 28, 2019, Nuvation closed on a $275 million oversubscribed series A financing.

Panacea’s stock (NYSE:PANA) dropped 3.8% on Oct. 21, with shares closing at $10.68. Once the transaction closes and the merged companies are renamed Nuvation, the shares are expected to remain on the New York Stock Exchange and trade under the ticker NUVB.

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Forward-Looking Statements Legend

This article contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts, including statements about the pending Merger between Panacea Acquisition Corp. (“Panacea”) and Nuvation Bio Inc. (“Nuvation Bio”) and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction and the speed with which the transaction can be closed, as well as Nuvation Bio’s ability to discover and develop therapies that are new and helpful. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are subject to a number of risks and uncertainties, including the risk that the potential product candidates that Nuvation Bio develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; the risk that clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this article; the risk that Nuvation Bio will be unable to successfully market or gain market acceptance of its product candidates; the risk that Nuvation Bio’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Nuvation Bio has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; the effects of competition on Nuvation Bio’s business; the risk that third parties on which we depend for laboratory, clinical development, manufacturing and other critical services will fail to perform satisfactorily; the risk that Nuvation Bio’s business, operations, clinical development plans and timelines, and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic; the risk that we will be unable to obtain and maintain sufficient intellectual property protection for our investigational products or will infringe the intellectual property protection of others; the potential inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Panacea or Nuvation Bio is not obtained; the risk of failure to realize the anticipated benefits of the proposed business combination; the amount of redemption requests made by Panacea’s stockholders, and those factors discussed in Panacea’s final prospectus dated June 30, 2020 under the heading “Risk Factors,” and other documents Panacea has filed, or will file, with the U.S. Securities and Exchange Commissions (the “SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Panacea nor Nuvation Bio presently know, or that Panacea or Nuvation Bio currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Panacea’s and Nuvation Bio’s expectations, plans, or forecasts of future events and views as of the date of this article. Panacea and Nuvation Bio anticipate that subsequent events and developments will cause Panacea’s and Nuvation Bio’s assessments to change. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Panacea, Nuvation Bio and their affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

A full description of the terms of the merger agreement and the related transactions will be provided in a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by Panacea that will include a prospectus with respect to the combined company’s securities to be issued in connection with the merger and a proxy statement with respect to the stockholder meeting of Panacea to vote on the merger. Panacea urges its investors, stockholders and other interested persons to read, when available, the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about Panacea, Nuvation Bio and the transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of Panacea as of a record date to be established for voting on the proposed merger. Once available, stockholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 357 Tehama St Floor 3 San Francisco, CA. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

Panacea and Nuvation Bio and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Panacea is set forth in Panacea’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on July 2, 2020, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 357 Tehama St Floor 3 San Francisco, CA. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Panacea stockholders in connection with the potential transactions will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This article is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Panacea, the combined company or Nuvation Bio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.